FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 16, 2009

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce the improvement plan of guarantee of M.Setek Co., Ltd., a subsidiary of AUO”, dated December 16, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date:	December 16, 2009	By:	/s/ Andy Yang
			Name:	Andy Yang
			Title:	Chief Financial Officer

AU Optronics Corp.

December 16, 2009
English Language Summary

Subject:	To announce the improvement plan of guarantee of M.Setek Co., Ltd., a subsidiary of AUO

Regulation:	Published pursuant to Article 2-49 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2009/12/16

Content:
1.	Date of occurrence of the event: 2009/12/16

2.	Company name: M.Setek Co., Ltd. ("M.Setek")

3.	Relationship to the Company (please enter "head office" or "affiliate company"):affiliate company

4.	Reciprocal shareholding ratios:The Company holds 58% of M.Setek's common shares

5.	Cause of occurrence:
Pursuant to Jing-Kuan-Cheng-Shen-Tzu-Di No. 0980063674, by the Financial Supervisory Commission

6.	Countermeasures:

Despite the fact the guaranty had been in place before our share acquisition, AUO will actively request M.Setek to urge Matsumiya Semiconductor to pay off the bank loan early or to find any other guarantor/guarantee to release M.Setek's guarantee responsibility before AUO file the annual financial statements of 2009.

7.	Any other matters that need to be specified: N/A